Mail Stop 3561

July 31, 2009

Mr. Christian J. Soderquist
Chief Executive Officer
Octus, Inc.
719 Second Street, Suite 9
Davis, CA 95616

Re: **Octus, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed April 15, 2009
        File No. 000-21092

Dear Mr. Soderquist:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Brian K. Bhandari
Accounting Branch Chief
Office of Beverages, Apparel and
Health Care Services

cc: Kevin Kelso, Esq.